08025544

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
White Pacific Securities, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 500
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

415-901-0300
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Angle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Pacific Securities, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF California

COUNTY OF San Francisco

Signature

President

Title

Public Notary

02-26-2008

TA KANG HU
COMM. 1766753
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires October 7, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007
WITH
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2007

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc, a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc, a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 19, 2008

919 W. STATE ROAD 436 ◆ SUITE 300 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets	
Cash and cash equivalents	$ 1,337,156
Clearing deposit with clearing broker	104,994
Receivables from broker-dealers	174,283
Other receivables	76,825
Prepaid rent	16,579
Furniture and equipment, net of accumulated depreciation of $143,774	36,334
Investment in China Ginseng Holdings, Inc.	50,000
Deposits	21,103
	$ 1,817,274
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 170,143
OSJ deposits payable	70,107
Accounts payable and accrued expenses	597,543
Due to affiliate	15,336
Total liabilities	853,129
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 81,500 shares issued and outstanding	2,017,034
Retained deficit	(1,052,889)
Total stockholder's equity	964,145
	$ 1,817,274

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 5,528,896
Interest	565,817
Other	115,131
	6,209,844
Expenses:	
Commissions	3,236,521
Clearing, execution and other brokerage costs	1,280,023
Salaries, wages, taxes and benefits	1,142,460
Licenses and registrations	237,658
Other expenses	165,084
Occupancy	149,844
Professional fees	109,370
Advertising and promotion	71,998
Telephone and communications	71,341
	6,464,299
Net loss	$ (254,455)

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2007	81,500	$ 2,017,034	$ (798,434)	$ 1,218,600
Net loss	-	-	(254,455)	(254,455)
Balance, December 31, 2007	81,500	$ 2,017,034	$(1,052,889)	$ 964,145

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flow from operating activities:	
Net loss	$ (254,455)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	8,231
Increase or decrease in assets and liabilities:	
Decrease in cash deposit with clearing brokers	45
Decrease in due from clearing brokers	149,025
Increase in other receivable	(619)
Increase in prepaid rent	(16,579)
Increase in deposits	(7,124)
Increase in commissions payable	28,879
Decrease in OSJ deposits payable	(4,999)
Decrease in accounts payable and accrued expenses	(72,969)
Total cash provided by operating activities	(170,565)
Cash flow from investing activities:	
Purchase of fixed assets	(33,914)
Total cash used in investing activities	(33,914)
Net decrease in cash	(204,479
Cash and cash equivalents at the beginning of year	1,541,635
Cash and cash equivalents at the end of year	$ 1,337,156
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

White Pacific Securities, Inc. (the "Company") is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. ("NASD") since 1998. The Company markets and sells its services through employees and independent contractor brokers (licensed in most states) and Offices of Supervisory Jurisdiction located in California, Texas and Washington. The Company is wholly owned by Mandarin Holding Group, Inc. ("Mandarin").

The Company clears its trades directly through Penson Financial Services, Inc. ("PFS"), and indirectly through another clearing broker, which uses Ridge Clearing & Outsourcing Services, Inc. ("Ridge"), all on a fully disclosed basis. The above companies are collectively known as the "Clearing Brokers". The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing broker - Cash deposited with a clearing broker consists of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $100,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of this Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing brokers and commissions receivable - Due from clearing brokers and commissions receivable represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Investment in China Ginseng Holdings, Inc. – The Company owns 174,155 shares of China Ginseng Holdings, Inc., ("CSNG") valued at $50,000. Each three-share unit includes a warrant to purchase an additional share for $0.39., exercisable through September 8, 2010. The investment is carried at cost.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions and commissions – The Company derives commissions and other revenue primarily from its clearing brokers for trading activity of its customers. The Company records security transactions and commissions due thereon on a trade date basis. Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sales) balances through contractual agreements with its clearing brokers.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended December 31, 2007, the Company incurred advertising expense of approximately $71,998.

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair value of financial instruments - All of the Company's financial assets, except for its investment in China Ginseng Holdings, Inc., and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Due to affiliate consists entirely of amounts due to a dormant subsidiary of a prior parent company, which has affiliated officers and directors with the Company.

During the year ended December 31, 2007, the Company paid consulting fees to a corporation owned or otherwise controlled by an officer and director of the Company totaling approximately $26,364.

4. RECEIVABLES FROM BROKER-DEALERS

At of December 31, 2007, receivables from broker-dealers were as follows:

PFS	$ 158,752
Ridge	15,531
	$ 174,283

5. PROPERTY AND EQUIPMENT

At of December 31, 2007, property and equipment are as follows:

Computer equipment	$ 14,537
Office equipment	48,130
Furniture	105,300
Leasehold improvements	12,141
	180,108
Less accumulated depreciation	(143,774)
Property and equipment, net	$ 36,334

Depreciation expense for the year ended December 31, 2007 was $8,231.

6. COMMISSIONS AND CLEARING DEPOSIT PAYABLE

At December 31, 2007, commissions payable were as follows:

Brokers trading through:	
Ridge	$ 52,289
PFS	106,946
OSJ Offices trading through:	
PFS	10,908
Total commissions payable	$ 170,143

Clearing deposits payable ($70,106) as of December 31, 2007, represents deposits held by the Company of amounts otherwise payable to OSJs. The Company's policy is to hold at least $5,000 per active OSJ.

7. INCOME TAXES

As of December 31, 2007, the Company has remaining federal net operating loss carry forwards totaling approximately $1,050,000, expiring in various years through 2023. Certain provisions of the Internal Revenue Code limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. As explained in Note 2, the Company reduced its deferred tax asset to zero at December 31, 2007 with a 100% valuation allowance.

The Company pays various minimum state taxes in states where it operates. Those estimated taxes are recorded in other expenses on the Company's Statement of Income.

8. RETIREMENT PLAN

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan.

During the year ended December 31, 2007, the Company made matching contributions of $4,659. During the same year the Company made no discretionary contributions to the plan.

9. MARKET AND CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions or failure of the other party to perform. Additionally, under the terms of agreements with clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under terms of the agreements with clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

During the year ended December 31, 2007, the Company maintained deposit balances at commercial banks and a registered investment company in excess of federal deposit insurance and security investor protection limits. At December 31, 2007, the Company had $1,228,268 deposited in a bank not covered by federal deposit insurance, however, management of the Company does not believe the funds are at risk.

10. COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 2007, the Company recorded two fines imposed by FINRA (formerly the NASD) in the amount of $200,000. At December 31, 2007, the Company owed $169,075 of this balance and the Company intends to continue paying monthly these fines in the amount of $4,263 for approximately 40 months.

During the year ended December 31, 2007, a bank operating through the Internet declared bankruptcy. At the time of the bankruptcy the Company had $272,963 on deposit with the bank. Through insurance and other procedures, the Company has received $223,398 from the Federal Deposit Insurance Corporation. The remaining $49,565 has been written off due to the uncertainty of collection through bankruptcy proceedings.

On June 22, 2007, the Company entered into a new lease for office space of approximately 4,515 square feet with a commencement date on the lease of September 1, 2007. The term of the lease is 120 months with rent commencing at $13,545 per month and escalating each year at predetermined rates, plus the Company will be responsible for its portion of building operating expenses as determined by the landlord. Future minimum lease payments under noncancelable operating leases for office space are as follows:

2008	$ 164,045
2009	168,560
2010	173,075
2011	177,590
2012	188,125
Five years thereafter	924,070
	$ 1,795,465

Per an agreement with PFS, the Company is required to maintain minimum monthly clearing charges of $4,000 and a deposit of $100,000.

The Company has contracted with 1DB to clear certain trading activity on a fully disclosed basis through 1DB's clearing broker. The contract is on an annual basis and is subject to a termination fee if it terminates the contract prior to the end of one year or fails to provide a ninety (90) day notice of termination.

The Company, in the ordinary course of business, is named a defendant in matters from its activities as a broker-dealer. The Company accrues its estimate of the costs to settle or defend these matters and, in the opinion of management; the resolutions of these matters will not have a material adverse effect on the financial condition of the Company.

11. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($56,876 at December 31, 2007) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2007, the net capital, as computed, was $737,268. Consequently, the Company had excess net capital of $680,392. At December 31, 2007, the percentage of aggregate indebtedness to net capital was approximately 115.7% versus an allowable percentage of 1500%.

See page 12 attached to these footnotes for a reconciliation of audit adjustments affecting net capital between the unaudited FOCUS report for December 31, 2007 and the audited financial statement filed herewith.

WHITE PACIFIC SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 964,145
Deductions:	
Non-allowable assets	
Petty cash	1,500
Receivables	62,176
Furniture and equipment, net	36,334
Prepaid expenses, deposits and other	37,682
Total non-allowable assets	137,692
Net capital before haircuts and securities positions	826,453
Haircuts:	
Money market accounts	26,677
Investment at cost	50,000
Undue concentration	12,508
	89,185
Net capital	737,268
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($56,876)	
Minimum dollar net capital requirement for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	56,876
Net capital in excess of required minimum	$ 680,392
Excess net capital at 1000%	$ 651,955
Reconciliation:	
Net capital, per pages 9-11 of the December 31, 2007 unaudited Focus Report, as filed	$ 741,362
Audit adjustments:	
Increase accrual of expenses	(8,542)
Increase cash and interest income	4,448
Net capital, per December 31, 2007 audited report, as filed	$ 737,268

The accompanying notes are an integral part of these financial statements

WHITE PACIFIC SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 597,543
Commissions payable	170,143
OSJ deposits payable	70,107
Due to related party	15,336
Aggregate indebtedness	$ 853,129
Total indebtedness recorded on the Statement of Financial Condition	$ 853,129
Percentage of aggregate indebtedness to net capital	115.7%

The accompanying notes are an integral part of these financial statement.

WHITE PACIFIC SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2007

White Pacific Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. White Pacific Securities, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors and Stockholder
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements of White Pacific Securities, Inc. (the "Company") a wholly-owned subsidiary of Mandarin Holding Group, Inc., for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

919 W. STATE ROAD 436 ◆ SUITE 300 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lashley, Seland & Rotroff, P.A.

February 19, 2008

END